[Letterhead of AlgoRx Pharmaceuticals, Inc.]
December 15, 2005
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Application for Withdrawal AlgoRx Pharmaceuticals, Inc. Commission File No. 333-120757 CIK: 1139029
Ladies and Gentlemen:
Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, AlgoRx Pharmaceuticals, Inc., a Delaware corporation (the “Registrant”) hereby applies for the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-120757 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2004.
Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share (the “Shares”), for issuance to the public with a proposed maximum offering price of $75,000,000. Based upon changed circumstances regarding the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.
If you have any questions regarding the foregoing application for withdrawal, please contact Stephen M. Davis of Heller Ehrman LLP, legal counsel to the Registrant in connection with the Registration Statement, at (212) 847-8798.

Sincerely, AlgoRx Pharmaceuticals, Inc.
/s/ Ronald M. Burch
Ronald M. Burch
Chief Executive Officer

cc:	Mary Fraser, Securities and Exchange Commission C. Heath Glennon, Nasdaq Stock Market, Inc.